Filed by Albemarle Corporation
(Commission File No.: 1-12658)
Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Rockwood Holdings, Inc.
(Commission File No: 1-32609)

Albemarle Corporation

Investor Presentation
October 2014
Albemarle

Forward Looking Statements

Some of the information presented in this document and
discussions that follow, including, without limitation,
statements with respect to the transaction and the
anticipated consequences and benefits of the transaction,
the targeted close date for the transaction, product
development, changes in productivity, market trends, price,
expected growth and earnings, cash flow generation, costs
and cost synergies, portfolio diversification, economic
trends, outlook and all other information relating to
matters that are not historical facts may constitute
forward-looking statements within the meaning of the Private
Securities Litigation Reform Act of 1995. There can be no
assurance that actual results will not differ materially.
Factors that could cause actual results to differ materially include, without limitation: the receipt and timing of
necessary regulatory approvals; the ability to finance the
transaction; the ability to successfully operate and
integrate Rockwood's operations and realize estimated
synergies; changes in economic and business conditions;
changes in financial and operating performance of our major
customers and industries and markets served by us; the
timing of orders received from customers; the gain or loss
of significant customers; competition from other
manufacturers; changes in the demand for our products;
limitations or prohibitions on the manufacture and sale of
our products; availability of raw materials; changes in the
cost of raw materials and energy; changes in our markets in
general; changes in laws and government regulation impacting our operations or our products; the occurrence of claims or
litigation; the occurrence of natural disasters; political
unrest affecting the global economy; political instability
affecting our manufacturing operations or joint ventures;
changes in accounting standards; changes in the
jurisdictional mix of our earnings and changes in tax laws
and rates; volatility and substantial uncertainties in the
debt and equity markets; technology or intellectual property infringement; decisions we may make in the future; and the
other factors detailed from time to time in the reports we
file with the SEC, including those described under "Risk
Factors" in our Annual Report on Form 10-K and our Quarterly
Reports on Form 10-Q. These forward-looking statements speak only as of the date of this communication. We expressly
disclaim any obligation or undertaking to disseminate any
updates or revisions to any forward-looking statement
contained herein to reflect any change in our expectations
with regard thereto or any change in events, conditions or
circumstances on which any such statement is based.

Information with respect to Rockwood, including non-GAAP
information is taken or derived from Rockwood's public
filings and management estimates and we take no
responsibility for the accuracy or completeness of such
information. It should be noted that this presentation
contains certain financial measures, including Net Sales,
and Segment Income, that are not required by, or presented
in accordance with, accounting principles generally accepted in the United States, or GAAP. These measures are presented
here to provide additional useful measurements to review our operations, provide transparency to investors and enable
period-to-period comparability of financial performance. A
description of non-GAAP financial measures that we use to
evaluate our operations and financial performance, and
reconciliation of these non-GAAP financial measures to the
most directly comparable financial measures calculated and
reported in accordance with GAAP, can be found in the
Investors section of our website at www.albemarle.com, under
"Non-GAAP Reconciliations" under "Financials."

Albemarle                                                  2

Albemarle Acquisition of Rockwood: A Compelling Transaction

o    Creates a premier specialty chemicals company with
     leading positions in attractive end markets around the
     world

o    Accelerates Albemarle's strategy of bringing lithium
     and bromine together

o    Strengthens growth potential across four, high-margin
     businesses - lithium, catalysts, bromine and surface
     treatment

o    Differentiated, performance-based, technologies driving
     innovative solutions

o    Capacity in place to serve future growth to drive
     improved profitability

o    Outstanding cash generation capacity supports rapid
     deleveraging, ongoing dividend and investments to drive
     future growth

Enhanced growth, expanded margins and improved cash flow
drive shareholder value

Albemarle                                                  3

Summary

Strategic Rationale	• Combined company will be a leading specialty chemical company with industry-leading growth and EBITDA margins
	  • Accelerates Albemarle's growth and enhances its margin profile
	  • Creates the potential for more consistent and predictable earnings growth for ALB shareholders
	  • Creates a leader in four attractive growth markets
	• ROC acquisition enables ALB to accelerate its strategy of bringing lithium and bromine businesses together and leverage technology to exploit its brine resources
	  • Lithium and Bromine are a natural fit in several ways
	    • Both leverage chemistry to derivatize key molecules
	    • Similarity in extraction processes
	    • Presence in Fine Chemistry (Agriculture / Pharmaceuticals) and Polymers (Plastics / Synthetic Rubbers)
	    • Common end markets and cross-selling opportunities
	  • ALB has long been aware of the complementary fit and has been pursuing an expansion into lithium
	    • In 2011, announced plans to extract lithium from its Arkansas brine – key challenge was to extract at competitive costs
	    • Evaluated acquisition opportunities even before discussions with ROC had begun

Anticipated Financial Benefits	• Accretive to cash EPS in year one, adjusted EPS in year two and substantially accretive to EPS thereafter • Estimated $100 million in cost synergies across both companies to be realized in first 2 years • Capital cost avoidance and improved market access for Albemarle's lithium development • Exceptional cash flow generation (>$500 million every year) enables rapid deleveraging • Continued investment grade rating to ensure low funding costs
Valuation & Stock Price Performance	• The purchase premium of 13.7% to the prior close and 4.8% to the 52-week high at signing compares favorably to premiums paid on precedent transactions • Implied EV/EBITDA 2014E multiple of 14.1x (1) and with synergies 11.3x (1); compares favorably with other high growth, specialty chemical deals • The transaction value was within BofAML's DCF valuation before synergies, and below DCF valuation with synergies • Fixed share exchange ratio set at signing is not impacted by subsequent share price movements

(1) *2014E EBITDA pro forma for Talison acquisition; Assumes synergies of $100M*

ALBEMARLE®
4

Both Boards Long Recognized The Value of a Combination

o    Discussions between Albemarle and Rockwood regarding a
     possible transaction date back to May 2012
o    Initial discussions involved purchase of lithium,
     potential sale of Albemarle or merger of equals
o    In the spring of 2014, Rockwood received interest from
     multiple parties, including Albemarle, to acquire all
     or part of the company
o    Indications of interest were received for Rockwood's
     surface treatment business and for the company as a
     whole
o    Albemarle's board, together with management and outside
     advisors, regularly reviews alternatives to deliver
     shareholder value and determined the acquisition of
     Rockwood to be in the best interests of Albemarle
     shareholders
o    Albemarle's offer to acquire Rockwood for $50.65 in
     cash and 0.4803 in Albemarle shares was the most
     favorable received by Rockwood

Albemarle                                                  5

Leadership Across Highly Attractive Growth Segments

Lithium

Performance Chemicals (2)

Catalysts (2)

Surface Treatment

Characteristics
o  Mineral extraction and processing businesses
o  Low cost position on global cost curve
o  Vertically integrated
o  High demand growth

o  Technology driven
o  Critical customer service
o  Ability to differentiate offering
o  Strong free cash flow

Global Ranking
#1
#1/2
#1/2
#2

2013A
Revenue
EBITDA (1)
% Margin (1)
$479
$182
38%

$1,392
$361
26%

$1,002
$267
27%

$770
$174
23%

Growth
2.0x - 3.0x GDP
1.0x - 1.5x GDP
1.0x - 2.0x GDP
1.0x - 2.0x GDP

Growth Drivers
o Energy storage
o Life Sciences
o Polymers

o Digital technology
o Offshore drilling
o Mercury control
o Asset utilization

o Clean air mandates
o Fuel consumption
o Complex crude slates
o Asset utilization

o Differentiated service and innovation
o Automotive, aerospace and general industry

Key Competitors

Source: Company information
Note: USD in millions

(1)  EBITDA and EBITDA margin calculated before corporate
     overhead expenses

(2)  Excludes the impact of the divesture of Albemarle's
     antioxidant, ibuprofen and propofol businesses and
     assets (closed August 31, 2014)

Albemarle                                                  6

Attractive Growth Opportunities Across Businesses

o Lithium - Efficient Energy Storage
    Consumer electronics
    Automotive, including electric vehicles
    Stationary batteries, including grid storage

o Performance Chemicals - Leveraging New Bromine Applications
     Digital technology
     Offshore deep water drilling
     Mercury control emission reduction

o Catalysts - Energy Demand and Improving Environmental Standards
     Fuel consumption in developing economies
     Clean air/clean fuel mandates
     Increasingly complex crude slates

o Surface Treatment - Differentiated Customer Service and Innovation
     Automotive and components
     Aerospace industries
     General industry

Albemarle                                                  7

ALB's Lithium Strategy

o    ALB has closely evaluated the lithium opportunity and
     found it to be attractive

o    Technological synergies between bromine and lithium

o    Attractive end market growth

o    Lithium reserves in Arkansas have been known for a long
     period of time and recently have been able to extract

o    Pursued a combination of both organic and inorganic
     strategies to enter the lithium market

Organic Growth

o    In 2011, ALB publicly announced plans to extract
     lithium from Arkansas brine

o    ALB undertook a market study and a technical study
     before such announcement

o    Challenge was to extract lithium at a competitive cost

o    Continued to work on the pilot plant until ROC deal
     announcement

+

Inorganic Growth

o    ALB evaluated M and A opportunities in 2012 and 2013
     before ROC approached ALB in September 2013

o    ALB and ROC have recognized the strategic fit and value
     of the combination

Significant benefits from two complementary platforms and
accelerates development of Arkansas lithium reserves

Albemarle                                                  8

Complementary Fit - Especially Between Lithium and Bromine

Low Cost Sourcing and Processing

- Best sourcing and most diverse locations in the world due to long term reserves and highest concentration levels
- Chile, Australia, Nevada and Arkansas for lithium
- Arkansas and the Dead Sea for Bromine
- Chile, Nevada, Arkansas and the Dead Sea all extracted from brine

Value-Added Derivatization

- Lithium converted into products used in electronic chemicals, pharma, energy storage, plastics, rubber, etc.
- Bromine converted into products used in electronics, automotive, oilfield, mercury control, agriculture, pharma, etc.
- Process and product technology leadership with in-house R&D

Global End Market Overlap

End Market Overlap	Albemarle		Rockwood	
Consumer Electronics	• Flame Retardants • Custom Organic Chemicals	• High Purity Metal Organics for LED applications	• Batteries • High Purity Metal Organics	• Organometallics
Automotive	• Flame Retardants		• Batteries • Lubricants • Greases	• Metal Treatment
Polymers	• Polyolefins and Synthetic Elastomers	• Bromobutyl rubber for use in tires	• Synthetic Elastomers • Polyolefins	
Agriculture, Pharma	• Custom and Generic Active and intermediate Pharmaceutical and Ag Ingredients	• Custom manufacturing	• Lithium Active Ingredient in Pharma	• Organo lithium in pharma and Ag

ALBEMARLE®
9

Rockwood Lithium Is Positioned to Benefit From Growth

NET SALES
$357  $397  $457  $474  $479  $468
2009  2010  2011  2012  2013  LTM 6/30/2014

ADJUSTED EBITDA
39.5%  36.4%  37.3%  38.3%  37.9%  36.7%
$141  $144  $170  $182  $182  $172
2009  2010  2011  2012  2013  LTM 6/30/2014

COMMENTARY
Similar extraction process as Bromine

Global # 1 Lithium company covering entire value chain; both upstream and downstream from mining to suppliers and OEMs

Independent from raw material supply changes and price
variations

Low-cost diversified lithium raw materials sources in Chile,
USA and Australia

Long term reserves with high lithium concentration

Volume growth in product groups and markets result in
increasing margins due to production cost leadership

Battery grade growing at 20%+ annually

Broadest portfolio of Lithium specialty compounds worldwide
based on technological leadership

Backward integration secures strongest strategic raw
material position combined with R and D and production sites worldwide

Potash is a limited portion of the go-forward sales outlook
but has potential to recover

Source: Company information
Note: Historical Adj. EBITDA excludes 49% of Talison Lithium
EBITDA

Albemarle                                                 10

Potential Lithium Demand Delivers Significant Upside
Lithium Carbonate Equivalent in Metric tons
350,000  300,000  250,000  200,000  150,000  100,000  50,000  0
2012  2013  2014  2015  2016  2017  2018  2019  2020

Application                        Lithium Carbonate Content
Cell Phone                         3 grams ~ 0.1 oz
Notebook                           30 grams ~ 1.0 oz
Power Tool                         30-40 grams ~ 1.0-1.4 oz
Hybrid (HEV) 3kWh                  3.5 lbs
Plug-in Hybrid (PHEV) 15 kWh       26 lbs
Electrical Vehicle (BEV) 25 kWh    44 lbs
Tesla 85 kWh                       112 lbs

Grid Storage: Potential Demand Could Exceed Electric Vehicle

Automotive High
Automotive Low
Automotive Average

Portable Batteries
Other Applications
Lubricating Greases
Glass and Ceramics

Rockwood expects to capture 50% of Lithium growth

Source: Rockwood Lithium estimates and market surveys from
BCG, Bloomberg, Avicenne, Roland Berger, Pike Research,
Frauenhofer IST, Deutsche Bank Research, McKinsey, CTI,
Anderman, JD Powers

Albemarle                                                 11

Rockwood Surface Treatment Grows With Innovation, Service
and Global Reach

NET SALES
$639  $766  $882  $836  $885  $929
2009 2010 2011 2012 1013 LTM 6/30/2014

ADJUSTED EBITDA
16.4% $105
19.7% $151
20.3% $179
21.2% $177
22.4% $198
23.0% $213
2009 2010 2011 2012 1013 LTM 6/30/2014

Adj. EBITDA      % Margin

COMMENTARY

Similar surface chemistry characteristics as catalysts

#2 provider globally of surface treatment products and
services with margin leadership in its industry

Favorable industry structure

Strong free cash flow generation and return on capital due
to low CapEx requirement

High sales growth trajectory in conjunction with margin
expansion

Growth driven by product innovation, geographic expansion,
market share gains and synergistic bolt-on acquisitions

Supplies more than 5,000 different products, based on
proprietary formulations and extensive application know-how

Leading reputation for top customer service, technology
know-how and product innovation

Diversified customer base (over 50,000) across geographies
and end-markets

Source: Company information
Note: The Surface Treatment results have been recast to
include the metal sulfides business for all periods
presented

Albemarle                                                 12

Meaningful, Highly Executable Synergies

Cost synergies of ~$100 million to be fully realized in 2016

Go to market strategies and resources (e.g. Sales, R and D,
Marketing) do not change

Eliminate redundant corporate overhead costs

Transition back office services to low cost shared service
centers

Improve sourcing costs based on increased scale

Leverage expertise to drive production efficiency in
extracting Bromine and Lithium

High throughput experimentation capabilities in surface
treatment and catalysts businesses to innovate more rapidly

Day 1 synergies of $30 million+

                       Ahead of Plan

Albemarle                                                 13

Integration Update

Three months in on detailed integration planning

Established joint integration teams with dedicated members
from both companies

Functional - real estate, logistics, supply chain, finance,
shared services, tax, IT, legal, manufacturing

Cross-functional - Day 1 readiness, communications,
organizational design

Engaged one of the top integration consulting teams to
assist with integration planning and execution

Building on best practices from both companies

Team is dedicated to identify, quantify and execute
synergies in the following areas:

Reduce Costs - corporate costs, operational process, real
estate footprint, non-raw material sourcing, shared services centers

Accelerate Growth - leverage R and D capabilities, new
product development, cross-selling opportunities

Albemarle                                                 14

Benefits of Using Albemarle Stock in Transaction

Allows Albemarle to maintain its investment grade ratings
and optimize capital structure

All-cash deal would have resulted in substantially higher
leverage resulting in non-investment grade rating and
significantly higher financing costs

Levered capital structure would have limited financial
flexibility and ability of management to capitalize on
growth opportunities

Fixed exchange ratio of 0.4803x implies that Albemarle is
issuing shares to Rockwood shareholders at attractive
trading level

Exchange ratio was agreed upon at an Albemarle share price
of $71.52 locking in the number of shares Albemarle would
issue to Rockwood shareholders

Current share price performance has no impact on EPS
accretion

Enables Rockwood shareholders to participate in the upside
of the combination (growth and synergies)

Use of our cash / debt capacity to acquire Rockwood delivers higher long term value to our shareholders than short term
stock buy-backs

Our past stock buybacks reflected best use of our cash at
that point; value-accretive transforming acquisition
opportunities such as Rockwood were not available then

Albemarle                                                 15

BofA Merrill Lynch Valuation Analyses

Discounted Cash Flow Analysis

$110.00

$100.00

$90.00

$80.00

$70.00

Mixed Consideration Implied Premiums Analysis (1)

$110.00

$100.00

$90.00

$80.00

$70.00

The purchase premium of 13.7% to the prior close and 4.8% to the 52-week high at signing compares favorably to premiums
paid on precedent transactions

ROC shares traded at ~12x 2014E EBITDA prior to transaction
announcement of 14x 2014E EBITDA

The transaction is expected to be accretive to cash EPS in
year one, adjusted EPS in year two and substantially
accretive to EPS thereafter

The Albemarle Board of Directors reviewed financial analyses and received a fairness opinion from BofA Merrill Lynch

Source: S-4 Filing
Note. USD per share
(1) Premiums offered for selected mixed cash and stock
consideration transactions in the United States completed or pending since January 1, 2010 with transaction values over
$1.0 billion

(2) Represented a 13.7% premium to Rockwood closing price on
July 10, 2014 and a 4.8% premium to Rockwood 52-week high

Albemarle                                                 16

ALB Share Price Performance in line With Market

Ph-1: Initial reaction to the deal

Ph-2: Initial fall triggered by earnings then stock performs in line with peers

Ph-3: Broad market selloff

1 2 3

120%

110%

100%

90%

Dow Jones US Specialty
Chemicals Index

                                      Post Announcement
LTM       6-M onth    2-Month   Phase 1   Phase 2  Phase 3
 5%         (3%)        (7%)      (0%)      0%      (8%)

Catalysts Index (7%) (13%) (13%) (2%)

2% (12%) Bromine Index (14%) (17%) (13%)

(1%) (5%) (12%) Albemarle (16%) (18%)

(12%) (6%) (8%) (15%)

80%

10/15/13 01/14/14 04/15/14 07/15/14

10/15/14

(1) (2)

Albemarle Catalysts Index Bromine Index Dow Jones Specialty
Chemicals Index

Source: FactSet as of October 15, 2014

Note: Phase 1 reflects stock price performance from
7/14/2014 to 7/23/2014, Phase 2 from 7/23/2014 to 9/22/2014
and Phase 3 from 9/22/2014 to 10/15/2014

(1) Catalysts Index includes W.R. Grace

(2) Bromine Index Includes Chemtura and ICL

Albemarle                                                 17

Positive Reactions From The Street to Proposed Transaction

Increases Growth Profile

"[W]e believe base ALB remains on track to generate 9% EPS
recovery this year, and the potential new ALB with ROC
boosts its growth potential longer term." - KeyBanc,
7/31/2014

"We believe ALB is well positioned for growth as it
continues to invest in R and D for new products in its
Performance Chemicals unit and should enter the lithium
market through the acquisition of ROC." - RW Baird,
9/26/2014

"Albemarle's proposed $6B acquisition of Rockwood adds high
growth, high margin and high multiple Lithium and Surface
Treatment businesses while diluting the bromine business,
itself a deterrent to some investors." - Deutsche, 8/1/2014

Creates Market Leader in Attractive Industries

"[S]ubsequent completion of the proposed ROC acquisition
would create a solid asset base of high-margin businesses
with strong leadership positions in concentrated industries:
lithium, bromine, catalysts and surface treatment." - GS,
8/11/2014

"On balance, we think the deal would create a premier
producer of specialty chemicals, second only to DuPont among diversified specialty names, i.e. ex industrial gases and
coatings pure-plays." - BofA Merrill Lynch, 7/16/2014

"We are upgrading our rating on ALB to Buy from Hold, on
favorable portfolio implications associated with the
proposed Rockwood acquisition, a perceived positive
inflection in bromine, the potential for several positive
catalysts near-term, and an anticipated valuation re-rating
for the new post-merger Albemarle." - Topeka, 7/29/2014

"The acquisition gives Albemarle more direct leverage to
electric vehicles and diversifies the portfolio away from
bromine (in transition between growth cycles, at best) and
catalysts (very lumpy order patterns)." - Jefferies,
7/15/2014

"ALB will possess a collection of high-margin specialty
chemical businesses with leadership positions in industries
with attractive, concentrated markets." - GS, 8/11/2014

"The weak performance in 2014 is a timely demonstration of
ALB's need for portfolio diversification into businesses
with a higher growth profile. The ROC acquisition is just
what the doctor ordered." - SunTrust, 7/31/2014

Provides Compelling Synergy Opportunity

"[T]argeted synergies of $100m are 7% of ROC's sales, which
seems achievable to us since the average targeted synergies
in a specialty chemical transaction has been 7% historically with most actual achieved synergies coming in higher than
the initial estimate." - GS, 7/15/2014

"In particular, we are more comfortable with the $100
million in potential synergies from corporate costs, shared
services, raw material purchasing, and asset base
optimization. We note ALB's internal synergy target is
higher than $100 million." - First Analysis, 8/5/2014

"For additional perspective, the $100mm synergy number
represents well under 3% of the combined Company's pro forma annualized revenue run-rate, which implies the target could
prove conservative, in our view. [ ... ] We also believe
synergies extracted from the ALB/ROC combination will
improve the combined firm's financial profile and return
metrics." - Topeka, 7/29/2014

Source: Wall Street Research as of October 15, 2014

Albemarle                                                 18

Significant Financial Benefits

Improved Revenue Growth

Consistent, predictable growth significantly above GDP

Industry- leading Margins

Pro-forma EBITDA margins of 25%+

Earnings Accretive

Accretive to cash EPS in year one and adjusted EPS in year
two

Substantially accretive thereafter

Strong Free Cash Flow

Focus on rapid deleveraging in near term before share
repurchases

Expect to grow current annualized dividend of $1.10 per
share

Albemarle                                                 19

Strong Free Cash Flow Allows De-leveraging

Free Cash Flow
$1,000
800
600
400
200
0

FCF Yield
10.0%
9.0%
8.0%
7.0%
6.0%
5.0%
4.0%
3.0%

$275
$365
$500
$600 - $900

2013A(1)
2014PF(1)
2015PF (2)
3 - 5 years (2)

Net-Debt-to-EBITDA

Available for dividend increases, investments and share
repurchases

ALB Target leverage 2.0 - 2.5x

FCF growth driven by earnings growth and low CAPEX
requirements

$500M+ annual free cash flow before one time tax payment in
2015 to repatriate ~$4B in existing and future cash

NPV of tax benefit of cash repatriation strategy is greater
than $750M

Focus on rapidly reducing leverage achieving target by 2017

CAPEX in the range of 4-6% of revenue

Remain committed to previously announced working capital
reduction of $100M by 2015

Expect to maintain current annualized dividend of $1.10 per
share and annual increases

(1) 2013A and 2014PF FCF excludes the impact of rare earth
and the divestiture of antioxidant, ibuprofen and propofol
businesses and assets (closed August 31, 2014)

(2) 2015PF and Next 3-5 years FCF yield calculated using
pro-forma market capitalization post Rockwood acquisition

Albemarle                                                 20

Albemarle Acquisition of Rockwood: A Compelling Transaction

Creates a premier specialty chemicals company with leading
positions in attractive end markets around the world

Accelerates Albemarle's strategy of bringing lithium and
bromine together

Strengthens growth potential across four, high-margin
businesses - lithium, catalysts, bromine and surface
treatment

Differentiated, performance-based, technologies driving
innovative solutions

Capacity in place to serve future growth to drive improved
profitability

Outstanding cash generation capacity supports rapid
deleveraging, ongoing dividend and investments to drive
future growth

Enhanced growth, expanded margins and improved cash flow
drive shareholder value

Albemarle                                                 21

Appendix

Albemarle

Background to Merger:

Date Event

2012

May 22 Mr. Ghasemi, Mr. Riordan and Mr. Kissam meet to
explore sale of ROC Lithium business and other strategic
opportunities.

2013

August 13 Mr. Ghasemi and Mr. Kissam meet to explore
strategic opportunities.

September 22 ROC Board meeting held to discuss possible
acquisition of ALB

30 Mr. Ghasemi meets with Mr. Kissam to express interest in
acquisition of ALB for $72 per share

October 7 ALB Board meets to discuss proposed acquisition by
ROC

11 ALB informs ROC of Board's decision that ALB is not for
sale and has no interest in pursing ROC proposal

2014

February 12 Mr. Ghasemi calls Mr. Kissam to inquire if ALB
would be interested in merger of equals

20 ROC management meets with Lazard to discuss potential
combination with ALB and other specialty chemical companies
that Lazard believed could be attractive business
combination partners

26 Mr. Ghasemi and Mr. Kissam meet to discuss the
exploration of a merger of equals transaction. Shortly
thereafter, ALB informs

ROC that they are not interested in a merger of equals

May - Throughout May, Lazard contacts and meets with ALB and
6 other specialty chemical companies to explore a possible
transaction with ROC

June 5 ROC receives letter from Co. G submitting an
indication of interest to acquire ROC's surface treatment
business at EV 11x EBITDA

13 At Mr. Kissam's request, Mr. Ghasemi meets with Mr.
Kissam and advisors to discuss pursuing a possible
transaction. Following the meeting ROC receives a letter
from ALB expressing interest in exploring a combination

13 ROC receives indication of interest from Co. A to acquire surface treatment business for a price between $2.25 - $2.5
billion

15 ROC Board and advisors meet to discuss strategic
transactions; Lazard informs ROC Board that ALB, Co. B and
Co. C expressed interest in a potential transaction, Cos. A
and D were not interested in ROC as a whole and Cos. E and F had no interest at all

18 Mr. Kissam calls Mr. Ghasemi to suggest a meeting between representatives of the two companies to discuss a potential

transaction. Mr. Ghasemi indicates that ROC shareholders
would need to receive a premium in any transaction

20 Mr. Ghasemi, Mr. Kissam and advisors meet to discuss
possible transaction. ALB proposes transaction for ROC at
$82 per share. Mr. Ghasemi expresses unwillingness to pursue transaction at $82 valuation. Mr. Kissam indicates he
intends to recommend $85 valuation to his Board

23-24 ALB Board meets and approves proposed transaction
terms. ALB notifies ROC Board of desire to pursue a
transaction at $85 per share

- Throughout June and into July, Lazard continues
negotiations with Cos. A, B, C and D; Co. B informs ROC that they are not interested in a transaction for ROC as a whole
at this time; no offers above $85 emerge

July 1 ALB and ROC begin due diligence

8 Co. C submits non-binding indication of interest to
acquire ROC for $80 per share; Co. C is notified of higher
existing offer; no revised offer is submitted

13 Mr. Kissam calls Mr. Ghasemi to discuss exchange ratio
price, termination fee and combined Board composition; later that day ALB Board meets to discuss status of discussions
with ROC. ROC Board and advisors meet to review status of
negotiations with ALB and Cos. A, B, C, D, E, F and G. The
following day the Board meets again and approves merger with
ALB for $85 per share

14 ALB Board, along with advisors, meet and approve merger
with ROC for $85 per share Rockwood Lithium - Significant
Recent Investments Have Positioned The Business for Growth

Albemarle                                                 23

Rockwood Lithium – Significant Recent Investments Have Positioned The Business for Growth

CAPEX


$24
$30
$76
$98
$145
$148
2009
2010
2011
2012
2013
LTM 6/30/2014

Source: Company information
Note: USD in millions

COMMENTARY

- Well invested global business
  - Access to the highest quality and lowest cost Lithium raw materials (Brine in Chile and the U.S. and spodumene in Australia)
  - Infrastructure supports growth in China market
- In 2011 and 2012, Rockwood Lithium invested approximately $50M in its high-purity lithium hydroxide plant at Kings Mountain, North Carolina for advanced batteries
- In 2012 and 2013, Rockwood Lithium invested $140M in its new 20,000 metric ton lithium carbonate plant at its La Negra, Chile facility
  - Closed geologic basins resulting in some of the highest lithium concentrations globally
- In 2014, Rockwood acquired a 49% interest in Talison Lithium
  - Talison owns the largest spodumene mine worldwide with 61.5 Mt of proven and probable mineral reserves at 2.8% LI2O with current mine life of 40 years
  - Lowest cost producer of technical and chemical grade lithium concentrates

ALBEMARLE

24

Rockwood Lithium - Diversified End-Markets and
Geographic Exposure with Broad Product Offering

2013 SALES BY END MARKET      2013 SALES BY REGION

Other
32%

Pharma and Agriculture
                                         32%

                           South

America
                                         11%

 Asia
31%

North
America
19%

Batteries
12%

Chemicals
and Plastics
24%

EMEA
39%
2013 SALES BY PRODUCT
Special
Salts

14%

Lithium Salts (Lithium Carbonate, Lithium Hydroxide, Potash)
39%

Organomet
-allics and Lithium Metal
47%

Source: Company information

Albemarle                                                 25

Rockwood Lithium - Low-Cost Lithium Brine Sources

Resources in Chile and USA
Desert environment to evaporate water and
concentrate lithium salts enabling use of solar
evaporation Closed geologic basins resulting in
some of the highest lithium concentrations globally
Good chemistry to allow further concentration and
processing at low cost

Atacama, CHILE      Silver Peak, NEVADA

Source: Company information

Albemarle                                                 26

Rockwood Lithium - Low-Cost Lithium Brine Sources (Cont'd)

Mineral
Rights
Right to extract lithium brine pursuant
to a long- term contract with the
Chilean government Contract will remain
in effect until the date on which
Rockwood Lithium has produced and sold
200,000 metric tons of lithium in any of its forms
As of December 31, 2013, the remaining
amount of lithium Rockwood was permitted
to sell under the contract equaled approximately
125,000 metric tons of total lithium

Mineral
Reserves
Rockwood  estimates  the reserves covered by their claims at the  Salar  de  Atacama  would  be approximately 1.2 million metric  tons of lithium This reserve number is significantly in  excess  of  approximately 125,000 metric tons of lithium that  Rockwood  is  permitted  to  extract  at  the Salar de
Atacama

Right  to  extract  lithium  brine  pursuant to a settlement
agreement   with   the   U.S.  government  Pursuant  to  the
agreement,  Rockwood  Lithium  has  the rights to all of the lithium that the company can remove economically

Rockwood estimates their reserve at Silver Peak to amount to approximately 35,000 metric tons of lithium

Source: Company information

Albemarle                                                 27

Rockwood Lithium - Lowest-Cost Lithium Spodumene Resources

In 2014, Rockwood acquired a 49% interest in Talison Lithium
Talison   produces  lithium-bearing  mineral  spodumene  and
produces   lithium  concentrate  at  Greenbushes,  Australia
Talison  owns the largest spodumene mine worldwide with 61.5
Mt of proven and probable mineral reserves at 2.8% LI2O with current

mine life of 40 years
Lowest cost producer of technical and chemical grade lithium
concentrates   Talison  supplies  the  majority  of  China's
lithium concentrate needs

Source: Company information

Albemarle                                                 28

Focused Approach has Enabled ROC Surface Treatment to Gain
Market Share
Estimated Market Share

2007

2013

Market Share by Segment
Estimated

#2 provider globally of surface treatment
Sales

Estimated

          Total Market                Chemetall Net

Automotive       $ 800 million    $ 136 million

Auto Components  $ 250 million    $   69 million

Wheels           $   85 million   $   20 million

Can              $   85 million   $     2 million

Metal Working    $ 650 million    $   58 million

Aluminum Finishing        $ 250 million       $   17 million

The only global supplier of surface treatment
solutions with 100% focus
Favorable industry structure
Market leading positions in niche markets
Diversified portfolio for a variety of markets

Source: Company 2013 estimates

Albemarle                                                 29

Surface Treatment Markets

                Automotive OEM
Globally harmonized technologies available for
NDT products, inhibitors, conversion coatings,
cleaners, coolants, activating and passivating
agents and maintenance chemicals. Aerospace

Sealants and sealant removers, NDT products and
equipment, corrosion protection, cleaners,
pretreatment and paint strippers for airframe,
aircraft operation and aero-engine applications.
Automotive Components

Broad  portfolio of technologies from cleaners to
conversion  coatings  for all kinds of components
and   substrates,  such  as  steel  or  aluminium
wheels, bumpers or diesel injection systems. Coil

A  variety  of  technologies for coil coating and
galvanizing  processes. Prepainted and passivated
metal  sheets  are  used in automotive, building,
electrical and packaging industries. Metal (Cold)
Forming

Tube   industry  (from  the  blank  tube  to  the
precision tube), wire industry (from cold heading
to spring steel wire) and cold extrusion (complex
geometries extruded net shape).

General Industry
Broad  portfolio  of metal pretreatment technologies for all kinds  of  applications  such  as  furniture, garden fences, trains, electrical cabines and many more. Heavy Equipment

Eco-friendly and efficient technologies ensure an
excellent and long- term surface quality for off-road
vehicles, construction equipment, industrial machines
and agricultural vehicles.

Appliances, HVAC
Broad portfolio eco-friendly, nickel-free and chrome-free
processes -
from cleaners, conversion coatings, paint detackification to maintenance chemicals.
Metal Packaging
High efficient cleaners, conversion treatments and
mobility enhancers for the aluminium beverage can
manufacturing.

Aluminium Finishing
Pretreatment technologies, anodizing processes and
service products ensure an excellent surface in the
architectural and construction industry.

Albemarle                                                 30

Surface Treatment - Net Sales

ROC Net Sales by End-Market
Aluminium
Finishing
2%
Cold Forming
7%

Competitors
Henkel  AG  and  Co.  KGaA  Nihon  Parkerizing Co., Ltd. PPG
Industries, Inc. Nippon Paint Co., Ltd.

Coi
10%
Automotive
11%

Aerospace
15%

General
Industry
37%

Automotive
OEM
17%

Major Customers Daimler AG ArcelorMittal Volkswagen AG
European Aeronautic Defense and Space Company (EADS) N.V.
Ford
Renault-Nissan

     Source: Company 2013 estimates

Albemarle                                                 31

Performance Chemicals Overview
                            By Business

By Region

Fire Safety
Solutions
Specialty
Chemicals
Fine Chemistry
Services

Growth Drivers
Energy  demand  and  increased  deep  water drilling driving completion  fluids  Clean air regulations bolstering mercury
control   Demand   for   process   R   and   D   and   rapid
commercialization  services  Surging  data traffic requiring
high-end   servers  Automotive  electronics  driving  growth
Prospect of fire safety standards in BRICs

Americas
EUMEI
Asia Pacific
2013 Financial Summary* Sales: $1.4B
EBITDA: $0.36B
EBITDA Margin: 26%

 Customers
Drilling and oil service, agriculture, pharmaceutical and
water treatment companies Engineering plastics and resin
manufactures and plastic compounders, and suppliers and
distributors

Principal Competitors
FRs and Br Derivatives: ICL and Chemtura
Mineral  FRs:  Nabaltec,  J.M.  Huber,  Kyowa  Chemical Fine
Chemistry  Services:  Sigma  Aldrich,  Lonza, BASF, Clariant
Curatives: Lonza and Johnson Fine Chemicals

 *  EBITDA  and  EBITDA  margin  calculated before corporate overhead  expenses  *  Excludes  the impact of the recently announced proposed divesture of Albemarle's antioxidant,

ibuprofen and propofol businesses and assets

Albemarle                                                 32

Bromine is Essential to Performance Chemicals
Pharma/ Ag

Mobile Computing and Data Processing

Consumer
Electronics

Strong Barriers to
Entry for Bromine
Recovery is both capital  and
energy intensive

Difficult and expensive to transport

Additional technology and capital needed to derivatize

Product stewardship and Health, Safety and Environmental
expertise crucial

Mercury
Abatement

Food
Safety
Oil Drilling

Water
Treatment

Transportation
Albemarle delivers value from bromine
uses across multiple end markets

Albemarle                                                 33

Leading Bromine Sourcing Position

Dead Sea Concentrate
Dead Sea

ALB and ICL

2014 Global Capacity

Competitive
Noncompetitive

Arkansas
Michigan

ALB and CHMT
Closed in 2006

20%
India Concentrate
China

80%

Seawater

UK plant in 2003. France plant in 2005.

0 2000 4000 6000 8000 10000 12000 (ppm)

Competitive Noncompetitive

Only producer with access to the two best sources
of bromine

Albemarle                                                 34

Market Trends: Brominated Flame Retardants

Servers

Key Drivers

- Continued digitalization (i.e. increase in mobile data traffic and increase in cloud/big data storage)
- Servers have overtaken PCs as key to BFR consumption in Printed Circuit Boards

Estimated Circuit Board FR Consumption
(Consumption/device x unit sales)



Server
Desktop
Laptop
Tablet + Mobile Phone

Source: Management estimates

Automobiles

Key Drivers

- Stricter fuel economy and emissions mandates
- Requirements for advanced safety systems
- Consumer demand for greater infotainment capabilities
- Consumer demand for luxury vehicles and convenience features
- Growth of hybrid and electric vehicles
  - » Hybrid vehicle worldwide market projected to grow 200% from 2014 to 2017

Semiconductor Opportunity by Category
(Sales)



Powertrain
$4.4B
$7.8B
Safety
$5.1B
$8.9B
Body
$5.2B
$8.2B
Infotainment
$3.5B
$5.2B
2010
2015

Source: Infineon; BofA Merrill Lynch Global Research estimates; World Bank; IHS; KPMG; Management estimates

Best product portfolio for widest range of electrical and electronic applications

ALBEMARLE®

35

Key Drivers

Market Trends: Non-FR Bromine Trends
Oilfield Chemicals Bromobutyl Rubber
Key Drivers

160

140

Offshore Gulf of Mexico rig count forecasted to rise from 43 to near 50 by end of 2014, and 60 by end of 2015

International CAPEX growth driven by Middle East (14%),
   Latin America (13%) and Russia/FSU (11%)* Global
   Completion and Production Services

                                           7% CAGR
                                          (2011-2016)
Recovery in car markets in developed world

Higher rates of car ownership in developing world (India,

China, etc.)
Additional "radialisation" of the tire market in developing
world, especially in commercial vehicles China Tire Market
Segmentation on the Basis of Radial and Non-Radial Tire
Production (2012)

Revenue in billions
120

100
80

60

28.6%

71.4%

Radial
Non-Radial

40
20
0
2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016
North America South and Central America

Europe Middle East and Africa

Asia Pacific

India Tire Market Segmentation on the Basis of
             Level of Radialisation (2012)
  100%

   80%

   60%

   40%

   20%

    0%

Source: GBI Research; JP Morgan
    * Reflects 2014 forecasted CAPEX growth vs. 2013

Passenger Cars Commercial
Vehicles

             Source: Primary Research and Industry Sources;
Ken Research; Morgan Stanley Research

Albemarle                                                 36

Market Trend: Mercury Control
            Key Drivers
            EPA MATS standard (2Q 2015) will drive NA growth
            China is a major long-term opportunity
            Europe, industrial boilers, cement
 kilns are add-on opportunities
            Albemarle's Offerings in Mercury Control:
            Section 45 - Calcium Bromide
            Pre-combustion - Calcium Bromide
            Brominated PAC - Bromine
            Flue Gas - Bromine

                        NA Bromine
                           Demand in
                           Mercury
                           Control

 NA Coal Power Plant - MATS Compliance
    Strategy
40,000
35,000
30,000
25,000
MT
20,000
15,000
10,000

5,000
-

Plan to
Retire

   Capital
   Plans Unknown

8%
   16%

76%

Capital Spent/ Being spent to comply with MATS

2012 2013 2014 2015 2016 2017

Source: Albemarle estimates; US Energy Information
  Administration Leveraging strength in bromine derivatives
  to address more stringent industry standards

Albemarle                                                 37

Global Catalyst Market – Our View



Albemarle Segment (RCS) $5.6B
Albemarle Segment (PCS) $0.7B
Non-Albemarle Segment $17.5B
Total $23.8B
Degree of Competitive Advantage
Market Attractiveness
FCC- max C3=
AlkyClean
Hydrotreating
FCC- VGO
SSC PP
SSC PE
Hydrocracking
(including mild hydrocracking)
FCC- Resid
Resid Hydrotreating
Isomerization
Reforming
Ziegler Natta PP
Ziegler Natta PE
Aromatics
Oxidation
Dehydrogenation
Other Stationary
Syngas
Chromium
Automotive (med/hv)
Organic Synthesis
Hydrogenation
Power
Automotive (other)
Automotive (light/med)
Peroxides

We provide refinery and polymer catalyst solutions where we are competitively advantaged based on our technology or cost position

ALBEMARLE

38

Catalyst Solutions Overview
Refinery Catalyst Solutions (RCS)

Heavy Oil Upgrading (HOU)

          FCC catalysts for resid

          FCC catalysts for max propylene

          FCC catalysts for vacuum gas oil

 Clean Fuels Technologies (CFT)

          Hydroprocessing catalysts

          Isomerization
          Technology licensing

 Performance Catalyst Solutions (PCS)

 Polyolefin catalysts and components

 Organometallics and co-catalysts

Electronic materials - high purity metal organics

($ in millions)
$1,200
$1,000
$800
$600
$400
$200
$-

Net Sales*

2010     2011      2012    2013

By Business

Net Sales Distribution*
By Region

($ in millions)
$300
$250

        Segment Income*
Segment Income
Segment Margin

35%
30%
76%

24%

PCS RCS

 21%
35%

44%

Americas

EUMEI

Asia Pacific

    $200
    $150
    $100
     $50

25%
20%
15%
10%
5%
2013 Net
Sales:
$1B

$- 0%
2010 2011 2012 2013

*Financial data for 2010 - 2013 excludes the impact of rare
earth and the recently announced proposed
divesture of Albemarle's antioxidant,
ibuprofen and propofol businesses and assets

Albemarle                                                 39

Market Position

Core Strengths
Deep customer understanding
Heavy investment in R and D
Global footprint
Unparalleled network of partnerships and alliances
Breadth and depth of talent
Segment
Market
Position
Heavy Oil
Upgrading
FCC Catalysts
2

Max Propylene
1

Resid
2

Clean Fuels
Technologies
Distillates
1

Vacuum Gas Oil
2

Reactivation Technology
1

Performance Catalyst Solutions
Organometallics
1

MAO
1

         Custom Single Site
Catalysts/Metallocenes
1

We are leaders in our core segments

Albemarle                                                 40

Integrated Global Network



Global Headquarters
Regional/Sales Office
Manufacturing
Joint Venture
R&D
Shared Services Center

U.S. – Pasadena, TX
- World class aluminum alkyls facility

U.S. – Bayport, TX
- World-class facility for refinery catalysts
- EureCat JV with IFP for REACT™ technology
- FCC capacity expansion
- High throughput testing (HTT)

U.S. – Baton Rouge, LA
- High throughput experimentation (HTE) facility & polymer lab
- Manufacturing facility for Ziegler Natta, MAO, SSC & ActivCat®

U.S. – Mobile, AL
- Stannica JV with PMC

Amsterdam
- Refinery catalyst manufacturing
- HTE & pilot plant capabilities
- HTT capabilities

Japan
- Nippon Ketjen JV with Sumitomo
- Nippon Aluminum Alkyls JV with Mitsui

Saudi Arabia
- SOCC - aluminum alkyls JV with SABIC

Korea
- Catalyst R&D and manufacturing facility for PureGrowth™, MAO, SSC & ActivCat®

Brazil
- FCCSA JV with Petrobras (FCC)

Strategically positioned to deliver value to customers globally

ALBEMARLE

41

Additional Information

Important Information for Stockholders and Investors Nothing
in this document or the discussions that follow shall
constitute a solicitation to buy or subscribe for or an
offer to sell any securities of Albemarle or Rockwood or a
solicitation of any vote or approval. In connection with the proposed transaction, Albemarle filed with the SEC a
Registration Statement on Form S-4 (the "Registration
Statement") on August 27, 2014, which includes the
preliminary joint proxy statement of Albemarle and Rockwood
and which also constitutes a preliminary prospectus of
Albemarle. The definitive joint proxy statement/prospectus
has been mailed to stockholders of Albemarle and Rockwood.
INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE
REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS
(INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY
OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY
CONTAIN IMPORTANT INFORMATION. Investors and security
holders may obtain a free copy of the Registration Statement and joint proxy statement/prospectus, as well as other
documents filed by Albemarle and Rockwood, at the SEC's
website (www.sec.gov). Copies of the Registration Statement
and joint proxy statement/prospectus and the SEC filings
that are be incorporated by reference therein may also be
obtained for free by directing a request to either:
Albemarle Corporation, 451 Florida Street, Baton Rouge,
Louisiana 70801, USA, Attention: Investor Relations,
Telephone: +1 (225) 388-7322, or to Rockwood Holdings, Inc.,
100 Overlook Center, Princeton, New Jersey 08540, USA, Attn:
Investor Relations, Telephone +1 (609) 524-1101.

Albemarle                                                 42